CUSIP No. 235906104                                           Page 1 of 55 Pages







                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 11)


                           DAMEN FINANCIAL CORPORATION
                                (Name of Issuer)

                          Common Stock, $.01 par value
                         (Title of Class of Securities)


                                    235906104
                                 (CUSIP Number)

                                 Paul J. Duggan
                   Jackson Boulevard Capital Management, Ltd.
                                  53 W. Jackson
                             Chicago, Illinois 60604
                                 (312) 294-6440
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                January 13, 1998
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

                                                              Page 2 of 55 Pages


1     Name of Reporting Person
      S.S. or I.R.S. Identification Number of Above Person (optional)
               Paul J. Duggan

2     Check The Appropriate Box If a Member of a Group                    (a)[X]
                                                                          (b)[ ]

3     SEC Use Only

4     Source of Funds:  WC, OO

5     Check Box if Disclosure of Legal Proceedings is Required
      Pursuant to Items 2(d) or 2(e)                                         [ ]

6     Citizenship or Place of Organization
               United States

                           7        Sole Voting Power
                                    400 shares
Number of
Shares                     8        Shared Voting Power
Beneficially                        266,200 shares
Owned By
Each Reporting             9        Sole Dispositive Power
Person With                         400 shares

                           10       Shared Dispositive Power
                                    266,200 shares

11    Aggregate Amount Beneficially Owned by Each Reporting Person
               266,600 shares

12    Check Box If The Aggregate Amount in Row (11) Excludes
      Certain Shares                                                         [ ]

13    Percent of Class Represented By Amount in Row (11)
               9.5%

14    Type of Reporting Person
      IN

                                                              Page 3 of 55 Pages

1     Name of Reporting Person
      S.S. or I.R.S. Identification Number of Above Person (optional)
               Jackson Boulevard Capital Management, Ltd.

2     Check The Appropriate Box If a Member of a Group                    (a)[X]
                                                                          (b)[ ]

3     SEC Use Only

4     Source of Funds:  WC, OO

5     Check Box if Disclosure of Legal Proceedings is Required
      Pursuant to Items 2(d) or 2(e)                                         [ ]

6     Citizenship or Place of Organization
               Illinois

                           7        Sole Voting Power
                                    0 shares
Number of
Shares                     8        Shared Voting Power
Beneficially                        92,200 shares
Owned By
Each Reporting             9        Sole Dispositive Power
Person With                         0 shares

                           10       Shared Dispositive Power
                                    92,200 shares

11    Aggregate Amount Beneficially Owned by Each Reporting Person
               92,200 shares

12    Check Box If The Aggregate Amount in Row (11) Excludes
      Certain Shares                                                         [ ]

13    Percent of Class Represented By Amount in Row (11)
               3.3%

14    Type of Reporting Person
               CO

                                                              Page 4 of 55 Pages

1     Name of Reporting Person
      S.S. or I.R.S. Identification Number of Above Person (optional)
               Jackson Boulevard Equities, L.P.

2     Check The Appropriate Box If a Member of a Group                    (a)[X]
                                                                          (b)[ ]

3     SEC Use Only

4     Source of Funds:  WC, OO

5     Check Box if Disclosure of Legal Proceedings is Required
      Pursuant to Items 2(d) or 2(e)                                         [ ]

6     Citizenship or Place of Organization
               Illinois

                           7        Sole Voting Power
                                    0 shares
Number of
Shares                     8        Shared Voting Power
Beneficially                        60,622 shares
Owned By
Each Reporting             9        Sole Dispositive Power
Person With                         0 shares

                           10       Shared Dispositive Power
                                    60,622 shares

11    Aggregate Amount Beneficially Owned by Each Reporting Person
               60,622 shares

12    Check Box If The Aggregate Amount in Row (11) Excludes
      Certain Shares                                                         [ ]

13    Percent of Class Represented By Amount in Row (11)
               2.1%

14    Type of Reporting Person
               PN

                                                              Page 5 of 55 Pages

1     Name of Reporting Person
      S.S. or I.R.S. Identification Number of Above Person (optional)
               Jackson Boulevard Investments, L.P.

2     Check The Appropriate Box If a Member of a Group                    (a)[X]
                                                                          (b)[ ]

3     SEC Use Only

4     Source of Funds:  WC, OO

5     Check Box if Disclosure of Legal Proceedings is Required
      Pursuant to Items 2(d) or 2(e)                                         [ ]

6     Citizenship or Place of Organization
               Illinois

                           7        Sole Voting Power
                                    0 shares
Number of
Shares                     8        Shared Voting Power
Beneficially                        31,578 shares
Owned By
Each Reporting             9        Sole Dispositive Power
Person With                         0 shares

                           10       Shared Dispositive Power
                                    31,578 shares

11    Aggregate Amount Beneficially Owned by Each Reporting Person
               31,578 shares

12    Check Box If The Aggregate Amount in Row (11) Excludes
      Certain Shares                                                         [ ]

13    Percent of Class Represented By Amount in Row (11)
               1.1%

14    Type of Reporting Person
               PN

                                                              Page 6 of 55 Pages


1     Name of Reporting Person
      S.S. or I.R.S. Identification Number of Above Person (optional)
               Jackson Offshore Fund, Ltd.

2     Check The Appropriate Box If a Member of a Group                 (a)[X]
                                                                       (b)[ ]

3     SEC Use Only

4     Source of Funds:  WC, OO

5     Check Box if Disclosure of Legal Proceedings is Required
      Pursuant to Items 2(d) or 2(e)                                         [ ]

6     Citizenship or Place of Organization
               Tortolla, British Virgin Islands

                           7        Sole Voting Power
                                    0 shares
Number of
Shares                     8        Shared Voting Power
Beneficially                        0 shares
Owned By
Each Reporting             9        Sole Dispositive Power
Person With                         0 shares

                           10       Shared Dispositive Power
                                    0 shares

11    Aggregate Amount Beneficially Owned by Each Reporting Person
               0 shares

12    Check Box If The Aggregate Amount in Row (11) Excludes
      Certain Shares                                                         [ ]

13    Percent of Class Represented By Amount in Row (11)
               0.0%

14    Type of Reporting Person
               CO

                                                              Page 7 of 55 Pages


1     Name of Reporting Person
      S.S. or I.R.S. Identification Number of Above Person (optional)
               Jackson Boulevard Partners

2     Check The Appropriate Box If a Member of a Group                    (a)[X]
                                                                          (b)[ ]

3     SEC Use Only

4     Source of Funds:  WC, OO

5     Check Box if Disclosure of Legal Proceedings is Required
      Pursuant to Items 2(d) or 2(e)                                         [ ]

6     Citizenship or Place of Organization
               Tortolla, British Virgin Islands

                           7        Sole Voting Power
                                    174,000 shares
Number of
Shares                     8        Shared Voting Power
Beneficially                        0 shares
Owned By
Each Reporting             9        Sole Dispositive Power
Person With                         174,000 shares

                           10       Shared Dispositive Power
                                    0 shares

11    Aggregate Amount Beneficially Owned by Each Reporting Person
               174,000 shares

12    Check Box If The Aggregate Amount in Row (11) Excludes
      Certain Shares                                                         [ ]

13    Percent of Class Represented By Amount in Row (11)
               6.2%

14    Type of Reporting Person
               PN

                                                              Page 8 of 55 Pages

1     Name of Reporting Person
      S.S. or I.R.S. Identification Number of Above Person (optional)
               Vincent Cainkar

2     Check The Appropriate Box If a Member of a Group                    (a)[X]
                                                                          (b)[ ]

3     SEC Use Only

4     Source of Funds:  PF

5     Check Box if Disclosure of Legal Proceedings is Required
      Pursuant to Items 2(d) or 2(e)                                         [ ]

6     Citizenship or Place of Organization
               United States

                           7        Sole Voting Power
                                    100 shares
Number of
Shares                     8        Shared Voting Power
Beneficially                        4100 shares
Owned By
Each Reporting             9        Sole Dispositive Power
Person With                         100 shares

                           10       Shared Dispositive Power
                                    4100 shares

11    Aggregate Amount Beneficially Owned by Each Reporting Person
               4,200 shares

12    Check Box If The Aggregate Amount in Row (11) Excludes
      Certain Shares                                                         [ ]

13    Percent of Class Represented By Amount in Row (11)
               0.1%

14    Type of Reporting Person
               IN

                                                              Page 9 of 55 Pages

1     Name of Reporting Person
      S.S. or I.R.S. Identification Number of Above Person (optional)
               J. Dennis Huffman

2     Check The Appropriate Box If a Member of a Group                    (a)[X]
                                                                          (b)[ ]

3     SEC Use Only

4     Source of Funds:  PF

5     Check Box if Disclosure of Legal Proceedings is Required
      Pursuant to Items 2(d) or 2(e)                                         [ ]

6     Citizenship or Place of Organization
               United States

                           7        Sole Voting Power
                                    3,000 shares
Number of
Shares                     8        Shared Voting Power
Beneficially                        0 shares
Owned By
Each Reporting             9        Sole Dispositive Power
Person With                         3,000 shares

                           10       Shared Dispositive Power
                                    0 shares

11    Aggregate Amount Beneficially Owned by Each Reporting Person
               3,000 shares

12    Check Box If The Aggregate Amount in Row (11) Excludes
      Certain Shares                                                         [ ]

13    Percent of Class Represented By Amount in Row (11)
               0.1%

14    Type of Reporting Person
               IN

                                                             Page 10 of 55 Pages


          This is Amendment No. 11 to the Schedule 13D filed jointly by Paul J. Duggan, Jackson Boulevard Capital Management, Ltd. (formerly known as Jackson Boulevard Fund, Ltd.) ("Jackson Capital"), Jackson Boulevard Equities, L.P. ("Jackson Equities"), Jackson Boulevard Investments, L.P. ("Jackson Investments"), Jackson Offshore Fund, Ltd. ("Jackson Offshore") (as of Amendment No. 6 to such Schedule 13D), Vincent Cainkar (as of Amendment No. 7 to such
Schedule 13D), Jackson Boulevard Partners ("Jackson Partners") and J. Dennis Huffman (as of Amendment No. 8 to such Schedule 13D) (collectively, the "Group") on October 10, 1995 (as earlier amended, the "Original 13D"), and relates to the common stock, $.01 par value (the "Common Stock"), of Damen Financial Corporation (the "Issuer"). The following items in the Original 13D are amended to read in their entirety as follows:

1.        Security and Issuer

          This Schedule 13D is being filed jointly by Paul J. Duggan, Vincent Cainkar, J. Dennis Huffman, Jackson Capital, Jackson Equities, Jackson Investments, Jackson Offshore and Jackson Partners and relates to the Common
Stock of the Issuer. The address of the principal executive offices of the Issuer is 200 West Higgins Road, Schaumburg, Illinois 60195.

2.       Identity and Background

          (a)-(c) Jackson Capital and Jackson Offshore are Illinois corporations. Jackson Equities and Jackson Investments are Illinois limited partnerships. Jackson Offshore is a Tortolla, British Virgin Islands, corporation. Jackson Partners is an Illinois general partnership. The address of the principal business and the principal office of Jackson Capital, Jackson Equities, Jackson Partners and Jackson Investments is 53 West Jackson Boulevard, Suite 400, Chicago, Illinois 60604. The address of the principal business and the principal office of Jackson Offshore is 31 Kildare Street, Dublin 2, Ireland.

          The principal business of Jackson Capital is serving as the general partner of Jackson Equities, Jackson Investments and other investment-oriented limited partnerships. The principal business of Jackson Equities, Jackson Investments Jackson Partners and Jackson Offshore is buying and selling securities for investments, including in particular securities related to financial industries (including banks and thrifts).

          Jackson Capital is the sole general partner of Jackson Equities and Jackson Investments. Mr. Duggan is the sole stockholder, sole executive officer and sole director of Jackson Capital. Mr. Duggan controls (through Jackson Capital) all decisions regarding voting and investment of the shares of the Issuer held by Jackson Offshore. Mr. Duggan, David Blair and Peter Poole are the directors of Jackson Offshore; Mr. Blair is the managing director of Jackson Offshore. The business address of Mr. Blair and Mr. Poole is 31 Kildare Street, Dublin 2, Ireland. Mr. Blair's principal occupation is that of certified public accountant. Mr. Poole's principal occupation is that of money manager with Rathbone

                                                             Page 11 of 55 Pages

Management  Services,  a  British  Virgin  Islands  corporation.   Mr.  Duggan's
principal occupation is money manager (through Jackson Capital) and his business address is 53 West Jackson Boulevard, Suite 400, Chicago, Illinois 60604.

          Jackson Capital has a 7.7% ownership interest in Jackson Equities and a 5.1% ownership interest in Jackson Investments. Duggan is a limited partner of both Jackson Equities and Jackson Investments.

          The only partners of Jackson Partners are Paul J. Duggan and Deborah Duggan, Paul J. Duggan's spouse, both of whom are general partners. Deborah Duggan's principal occupation is serving as a general partner of Jackson Partners and providing accounting, administrative and managerial services for Jackson Partners. Deborah Duggan's business address is 53 West Jackson Boulevard, Suite 400, Chicago, Illinois 60604.

          Vincent Cainkar is an individual whose principal occupation is the practice of law, particularly as bond counsel. Mr. Cainkar currently serves as Attorney for the City of Burbank, Village of Evergreen Park, City of Hickory Hills, Village of McCook, Stickney Township and other local governmental entities. Mr. Cainkar's residential address is 8206 South Mobile, Burbank, IL 60459. Mr. Cainkar does not have any ownership interest in, nor does he serve as a partner, director or officer of Jackson Capital, Jackson Equities, Jackson Investments, or Jackson Offshore.

          J. Dennis Huffman is an individual whose principal occupation is serving as a partner in DHK Development Corp., a developer and leasing agent for commercial and residential real estate. Mr. Huffman also is a trader on the floor of the Chicago Board of Trade, trading U.S. Treasury Bond contracts. Mr. Huffman's residential address is 10549 South Talman Avenue, Chicago, IL 60655. Mr. Huffman does not have any ownership interest in, nor does he serve as a partner, director or officer of Jackson Capital, Jackson Investments, or Jackson Offshore. Mr. Huffman has a non-voting limited partnership interest in Jackson Equities.

          The joint filing agreement of the members of the Group is filed herewith as Exhibit 1.

          (d)-(e) During the past five years, none of Mr. Duggan, Mr. Cainkar, Mr. Huffman, Jackson Capital, Jackson Equities, Jackson Offshore Jackson Partners or Jackson Investments has been convicted in a criminal proceeding (excluding traffic violations), and none of Mr. Duggan, Mr. Cainkar, Jackson
Capital, Jackson Equities, Jackson Offshore, Jackson Partners or Jackson Investments has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which any of them were or are subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

          (f) Mr. Duggan and Mr. Cainkar are citizens of the United States.

                                                             Page 12 of 55 Pages

Item 4.  Purpose of Transaction

          The Group's goal is to profit from appreciation in the market price of the Common Stock. The Group expects to actively assert shareholder rights, in the manner described below, with the purpose to influence the policies of the Issuer, in particular with the intent of influencing a business combination involving the Issuer.

          By letter dated February 3, 1997, Mr. Duggan expressed to the Issuer his disappointment with the Issuer's business situation and suggested courses of action, including the addition of a specific individual as a member of the Issuer's Board of Directors. A copy of that letter is attached as Exhibit 2. By letter dated December 5, 1997, Mr. Duggan wrote to the members of the Issuer's Board of Directors to advise the Issuer of his continued disappointment with the financial performance of the Issuer. The letter listed certain steps that the Issuer should implement. A copy of that letter is attached as Exhibit 3.

          By letter dated December 17, 1997, Mr. Duggan submitted a notice of intent to introduce a stockholders' proposal at the 1998 annual meeting of stockholders of the Issuer and to nominate two persons for election as directors at that meeting. A copy of that letter is attached as Exhibit 4. By letter dated December 23, 1997, the Issuer refused to allow Mr. Duggan to present the stockholder's proposal or to nominate candidates for election to the Board of Directors. A copy of that letter is attached as Exhibit 5.

          By letter dated December 30, 1997, Mr. Duggan suggested an alternative stockholders' proposal. A copy of that letter is attached as Exhibit 6. Also by letter dated December 30, 1997, Mr. Duggan requested that the Issuer provide him with a stockholder list and certain other related materials. A copy of that letter is attached as Exhibit 7. After additional discussion and correspondence, the Issuer provided Mr. Duggan with access to stockholder list materials. Prior to the annual meeting of stockholders, Mr. Duggan also corresponded and held discussions with the Issuer regarding the inability of Mr. Duggan to vote shares held in excess of the 10% voting limitation contained in the Issuer's Certificate of Incorporation.

          By letter dated December 30, 1997, Mr. Duggan gave notice of his intent to nominate two persons for election to the Board of Directors of the Issuer. A copy of that letter is attached as Exhibit 8. By letter dated January 2, 1998, the Issuer refused to permit the presentation of a stockholder proposal by Mr. Duggan or the nomination of candidates for election to the Board of Directors. A copy of that letter is attached as Exhibit 9. By letter of his counsel dated January 5, 1998, Mr. Duggan responded to the Issuer. A copy of that letter is attached as Exhibit 10. By letter dated January 7, 1998, the Issuer responded to the letter of Mr. Duggan's counsel. A copy of that letter is attached as Exhibit 11. The Issuer, Mr. Duggan and the other individual Mr. Duggan intended to nominate for election to the Board of Directors discussed circumstances under which Mr. Duggan would withdraw his notice of intent to nominate. A copy of a letter written by counsel to the Issuer regarding those discussions, dated January 8, 1998, is attached as Exhibit 12.

                                                             Page 13 of 55 Pages

          By letter dated August 18, 1998, Mr. Duggan submitted a notice of intent to introduce a stockholders' proposal at the 1999 annual meeting of stockholders of the Issuer. A copy of that letter is attached as Exhibit 13. By letter dated August 24, 1998, Mr. Duggan expressed to the Issuer his disappointment with the Issuer's business situation and suggested courses of action. A copy of that letter is attached as Exhibit 14.

          By letter dated November 16, 1998, Mr. Duggan submitted a notice of proposal to nominate Paul J. Duggan, Vincent Cainkar and J. Dennis Huffman for election to the Board of Directors of the Issuer. A copy of the letter and the supporting materials thereto is attached as Exhibit 15. Also by letter dated November 23, 1998, Mr. Duggan requested, pursuant to Section 220 of the Delaware General Corporation Law, that the Issuer provide him with a stockholder list and certain other related materials. A copy of that letter is attached as Exhibit 16.

          By letter dated November 27, 1998, the Issuer responded to Mr. Duggan's notice of proposal to nominate directors, requesting certain additional information from the nominees through a questionnaire prepared by the Issuer. A copy of the letter is attached as Exhibit 17. On December 10, 1998, completed copies of the questionnaire where delivered by each of the director nominees to the Issuer. Copies of these questionnaires are attached as Exhibit 18.

          By letter dated December 3, 1998, the Issuer responded to Mr. Duggan's request for a stockholder list and additional information, asserting that the request was governed by Rule 14a-7 under the Securities Exchange Act of 1934 (the "Exchange Act") and requesting an affidavit from Mr. Duggan pursuant to Rule 14a-7(c). A copy of the letter is attached as Exhibit 19. By letter dated December 7, 1998, Mr. Duggan reiterated his demand for a stockholder list and certain other information, pursuant to Section 220 of the Delaware General Corporation Law and Rule 14a-7 under the Exchange Act; attached to such letter was an affidavit from Mr. Duggan containing certain representations pursuant to Rule 14a-7(c). A copy of the letter and affidavit is attached as Exhibit 20.

          By letter dated December 10, 1998, the Issuer responded to Mr. Duggan's letter dated December 7, 1998, asserting that the Issuer would advise Mr. Duggan on December 15, 1998 as to whether it provide the requested materials at that time to Mr. Duggan or whether it would mail materials from Mr. Duggan to stockholders. A copy of the letter is attached as Exhibit 21. By letter dated December 11, 1998, Mr. Duggan responded to the Issuer's letter dated December 10, 1998, asserting that pursuant to Section 220 of the Delaware General Corporation Law, Mr. Duggan would be available on December 15, 1998 to receive the materials he requested in his letter dated December 7, 1998 and would submit to the Issuer at that time a check to cover the Issuer's expenses in producing such material. A copy of this letter is attached as Exhibit 22.

          By facsimile correspondence dated December 14, 1998, the Issuer responded to Mr. Duggan's December 11, 1998 letter, asserting that it would provide Mr. Duggan with the

                                                             Page 14 of 55 Pages

shareholder materials as required by Rule 14a-7(a)(2)(ii) on December 15, 1998. A copy of that letter is attached as Exhibit 23.

          On December 22, 1998, Mr. Duggan and the Committee to Enhance Shareholder Value (the "Committee"), whose members include Mr. Duggan, Vincent Cainkar, J. Dennis Huffman, Jackson Boulevard Partners, Jackson Boulevard Equities, L.P., Jackson Boulevard Investments, L.P., Jackson Boulevard Capital Management, Ltd., and Jackson Offshore Fund, Ltd., filed a preliminary proxy statement on Schedule 14A ("Preliminary Proxy Statement") with the U.S. Securities and Exchange Commission ("SEC"). A copy of the Preliminary Proxy Statement is attached as Exhibit 24. On December 22, 1998, a letter to the Issuer by representatives of the Paul J. Duggan and the Committee informing the Issuer of the filing of the Preliminary Proxy Statement. A copy of this letter is attached as Exhibit 25.

          On December 23, 1998, Paul J. Duggan and the Committee prepared a draft letter to the stockholders of the Issuer urging shareholders to refrain from completing any proxy cards that may be sent to them by the Issuer until they had reviewed the proxy statement to be sent to them by Mr. Duggan and the Committee. This letter was filed with the SEC on December 24, 1998. This letter was not delivered to stockholders of the Issuer. A copy of this letter is attached as Exhibit 26.

          On December 24, 1998, the Issuer issued a press release announcing its intention to change the date of the Issuer's annual meeting of stockholders from January 25, 1999 to February 26, 1999. A copy of this press release is attached as Exhibit 27. On December 30, 1998, Paul J. Duggan filed a complaint against the Issuer in Delaware Chancery Court, asserting that the attempt to change the date of the meeting is invalid and in violation of the law. A copy of this complaint is attached as Exhibit 28.

          On December 31, 1998, in response to comments from the SEC, Mr. Duggan and the Committee filed Amendment No. 1 to the Preliminary Proxy Statement. This Amendment No. 1 is attached as Exhibit 29. On January 6, 1999, Mr. Duggan and the Committee prepared a draft letter to the stockholders of the Issuer to be attached to the definitive proxy statement of Mr. Duggan and the Committee when the proxy statement is sent to stockholders. This letter was filed with the SEC on January 6, 1999. This letter, which was not delivered to stockholders of the Issuer, is attached as Exhibit 30.

          On January 12, 1999, the Delaware Chancery Court held a hearing with respect to the complaint filed by Mr. Duggan against the Issuer and Mr. Duggan's plea for an injunction barring the Issuer from changing the annual meeting date from January 25, 1999 to February 26, 1999 and changing the record date for the annual meeting from December 9, 1998 to January 11, 1999. The Delaware Chancery Court ruled that it would not enjoin the change in the annual meeting date from January 25, 1999 to February 26, 1999 or the change in the annual record date from December 9, 1998 to January 11, 1999. Accordingly, the annual meeting is currently scheduled for February 26, 1999 and the record date for such meeting is currently designated as January 11, 1999.

                                                             Page 15 of 55 Pages

          On January 13, 1999, Mr. Duggan and the Committee filed its Definitive Proxy Statement with the SEC, a copy of which is attached as Exhibit 31. Also on January 13, 1999, Mr. Duggan filed with the SEC additional proxy materials consisting of a cover letter to be enclosed with the Definitive Proxy Statement when delivered to shareholders of the Issuer. A copy of this letter is attached as Exhibit 32. Mr. Duggan and the Committee began mailing the Definitive Proxy Statement and cover letter on January 13, 1999 to shareholders whose proxies they were soliciting.

          The Group intends to continue to evaluate the Issuer and its business prospects and intends to consult with management of the Issuer, other shareholders of the Common Stock or other persons to further its objectives. The Group may make further purchases of shares of the Common Stock or may dispose of any or all of its shares of the Common Stock at any time. At present, and except as disclosed herein, the Group has no specific plans or proposals that relate to, or could result in, any of the matters referred to in paragraphs (a) through
(j), inclusive, of Item 4 of Schedule 13D. The Group intends to continue to explore the options available to it. The Group may, at any time or from time to time, review or reconsider its position with respect to the Issuer and may formulate plans with respect to matters referred to in Item 4 of Schedule 13D.

Item 5.  Interest in Securities of the Issuer

          (a) By virtue of his control over the stock personally owned by him and that owned by Jackson Capital, Jackson Equities, Jackson Investments and Jackson Offshore, Mr. Duggan beneficially owns 266,600 of the 273,800 shares of the Common Stock owned by members of the Group, constituting approximately 9.0% of the issued and outstanding shares of the Common Stock, based on the number of outstanding shares (2,820,154) reported on the Issuer's Annual Report on Form 10-K filed on December 30, 1998. Jackson Capital beneficially owns only the 92,200 shares held in the names of Jackson Equities and Jackson Investments, constituting approximately 3.3% of the issued and outstanding shares of the Common Stock. Jackson Equities beneficially owns only the 60,622 shares of the Common Stock it holds in its own name, constituting approximately 2.1% of the issued and outstanding shares of the Common Stock. Jackson Investments beneficially owns only the 31,578 shares of the Common Stock it holds in its own name, constituting approximately 1.1% of the issued and outstanding shares of the Common Stock. Jackson Partners beneficially owns only the 174,000 shares of the Common Stock it holds in its own name, constituting approximately 6.2% of the issued and outstanding shares of the Common Stock. After the sale of 29,800 shares of the Common Stock on December 2, 1998 (as reported in Item 5(c) below), Jackson Offshore no longer beneficially owns any of the Common Stock. None of Mr. Duggan, Jackson Capital, Jackson Equities, Jackson Investments or Jackson Offshore otherwise beneficially owns any shares of the Common Stock. Vincent Cainkar beneficially owns 4,200 shares of the Common Stock, including 100 shares of Common Stock held in his own name and 4,100 shares of Common Stock held jointly by him and Cathy M. Cainkar, constituting 0.1% of the issued and outstanding shares of Common Stock. J. Dennis Huffman beneficially owns 3000 shares of Common Stock, all of which are held in his own name, constituting 0.1% of the issued and outstanding shares of Common Stock.

                                                             Page 16 of 55 Pages

          (b) With respect to the shares described in (a) above, Mr. Duggan has sole voting and investment power with regard to the 400 shares held by Mr. Duggan. Mr. Duggan, Jackson Capital, Jackson Equities, and Jackson Investments have shared voting and investment power with regard to the 92,200 shares held by Jackson Equities and Jackson Investments. Mr. Duggan and Deborah Duggan, Mr. Duggan's spouse, have shared voting and investment power with regard to the 174,000 shares held by Jackson Partners. Deborah Duggan's principal occupation is serving as a general partner of Jackson Partners and providing accounting, administrative and managerial services for Jackson Partners. Deborah Duggan's business address is 53 West Jackson Boulevard, Suite 400, Chicago, Illinois 60604. Mr. Cainkar has sole voting and investment power with regard to the 100 shares held in his own name and has shared voting and investment power with respect to the 4,100 shares held jointly by him and Cathy M. Cainkar. Cathy M. Cainkar is an individual whose residential address is 8206 South Mobile, Burbank, IL 60459. Mrs. Cainkar does not have any ownership interest in, nor does he serve as a partner, director or officer of Jackson Capital, Jackson Equities or Jackson Offshore. Mrs. Cainkar has a non-voting limited partnership interest in Jackson Investment. During the past five years, neither Mrs. Cainkar nor Mrs. Duggan has been convicted in a criminal proceeding (excluding traffic violations), or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which either of them were or are subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

          (c) The following purchases of the Common Stock are the only transactions in the Common Stock made by J. Dennis Huffman during the past sixty days, all of which were made in open market purchases on the Nasdaq National Market System:


--------------- ---------------------------- -----------------------------
     DATE            NUMBER OF SHARES             COST PER SHARE
--------------- ---------------------------- -----------------------------
   12/3/98                1,000                       $14 3/4
--------------- ---------------------------- -----------------------------
   12/3/98                1,000                         $15
--------------- ---------------------------- -----------------------------


          The following purchase of the Common Stock is the only transactions in the Common Stock made by Jackson Equities during the past sixty days, which purchase was made from Jackson Offshore at a market-determined price:


--------------- ---------------------------- ------------------------------
     DATE            NUMBER OF SHARES             COST PER SHARE
--------------- ---------------------------- ------------------------------
   12/2/98                4,000                       $14 1/2
--------------- ---------------------------- ------------------------------

          The following purchase of the Common Stock is the only transactions in the Common Stock made by Jackson Investments during the past sixty days, which purchase was made from Jackson Offshore at a market-determined price:

                                                             Page 17 of 55 Pages

--------------- ---------------------------- -------------------------------
     DATE            NUMBER OF SHARES             COST PER SHARE
--------------- ---------------------------- -------------------------------
   12/2/98                4,000                       $14 1/2
--------------- ---------------------------- -------------------------------


          The following sales of the Common Stock are the only transactions in the Common Stock made by Jackson Offshore during the past sixty days:

--------------- ---------------------------- -------------------------------
     DATE            NUMBER OF SHARES             COST PER SHARE
--------------- ---------------------------- -------------------------------
   12/2/98                23,800                      $14 1/2
--------------- ---------------------------- -------------------------------
   12/2/98                4,000                       $14 1/2
--------------- ---------------------------- -------------------------------
   12/2/98                2,000                       $14 1/2
--------------- ---------------------------- -------------------------------


          The first of the transactions by Jackson Offshore listed above was made in open market sales on the Nasdaq National Market System. The second transaction listed above was a sale made to Jackson Equities at a market-determined price. The third transaction listed above was a sale made to Jackson Investments at a market-determined price.

          Except as set forth below, the following sale of the Common Stock is the only transaction in the Common Stock made by Paul J. Duggan during the past sixty days, which sale was made in open market sales on the Nasdaq National Market System:


--------------- ---------------------------- ------------------------------
     DATE            NUMBER OF SHARES             COST PER SHARE
--------------- ---------------------------- ------------------------------
   12/2/98                72,000                      $14 1/2
--------------- ---------------------------- ------------------------------


          Mr. Duggan also transferred 174,000 shares of the Common Stock held in his own name to Jackson Partners on December 2, 1998. No consideration was paid by Jackson Partners in this transaction.



Item 7.  Material to be Filed as Exhibits

 No. Description
 1   Joint Filing Agreement
 2   Letter from Paul J. Duggan to Mary Beth Poronsky Stull, dated
     February 3, 1997.*
 3   Letter from Paul J. Duggan to the Board of Directors of the Issuer, dated December 5, 1997.*
 4   Letter from Paul J. Duggan to Janine M. Poronsky, dated December 17, 1997.*

                                                             Page 18 of 55 Pages

 5 Letter from Janine M. Poronsky to John M. Klimek, dated December 23, 1997.* 6 Letter from Paul J. Duggan to Janine M. Poronsky, dated December 30, 1997.* 7 Letter from Paul J. Duggan to Janine M. Poronsky, dated December 30, 1997.* 8 Letter from Paul J. Duggan to Janine M. Poronsky, dated December 30, 1997.*
 9   Letter from Janine M. Poronsky to John M. Klimek, dated January 2, 1998.*
 10 Letter from John M. Klimek to Janine M. Poronsky, dated January 5, 1998.* 11 Letter from Janine M. Poronsky to John M. Klimek, dated January 7, 1998.* 12 Letter from Kip A. Weissman, P.C. to Vincent Cainkar, dated January 8,
     1998.*
 13 Letter from Paul J. Duggan to Janine M. Poronsky, dated August 18, 1998.* 14 Letter from Paul J. Duggan to Mary Beth Poronsky Stull, dated August 24,
     1998.*
 15. Letter from Paul J. Duggan to Janine M. Poronsky, dated November 16, 1998.*
 16. Letter from Paul J. Duggan to Janine M. Poronsky, dated November 23, 1998.*
 17. Letter from Janine M. Poronsky to Paul J. Duggan, dated November 27, 1998.*
 18. Completed Questionnaires from J. Dennis Huffman, Paul J. Duggan and Vincent Cainkar, delivered to Damen Financial Corporation on December 10, 1998.*
 19. Letter from Janine M. Poronsky to Paul J. Duggan, dated December 3, 1998.*
 20. Letter from Paul J. Duggan to Janine M. Poronsky, dated December 7, 1998.*
 21. Letter from Janine M. Poronsky to Paul J. Duggan, dated December 10, 1998.*
 22. Letter from Paul J. Duggan to Janine M. Poronsky, dated December 11, 1998.*
 23. Correspondence by facsimile from Janine M. Poronsky to Paul J. Duggan, dated December 14, 1998.*
 24. Preliminary Proxy Statement filed with the SEC on December 22, 1998 by Paul
     J. Duggan and the Committee to Enhance Shareholder Value.*
 25. Letter to Mary Beth  Poronsky-Stull,  dated December 22, 1998.*
 26. Letter from Paul J. Duggan and the Committee to Enhance Shareholder Value to the shareholders of the Company filed with the SEC on December 24, 1998.*

                                                             Page 19 of 55 Pages


 27. Press release from Damen Financial Corporation dated December 24, 1998.*
 28. Complaint filed by Paul J. Duggan on December 30, 1998.*
 29. Amendment No. 1 to Preliminary Proxy Statement, filed with the SEC on December 31, 1998.*
 30. Letter from Paul J. Duggan and the Committee to Enhance Shareholder Value to the shareholders of the Company, filed with the SEC on January 6, 1999.*
 31. Definitive Proxy Statement of Paul J. Duggan and the Committee to Enhance Shareholder Value, filed with the SEC on January 13, 1999.
 32. Letter from Paul J. Duggan and the Committee to Enhance Shareholder Value to the shareholders of the Company, filed with the SEC on January 13, 1999.

-----------------
*Filed as part of the Original 13D.

                                                             Page 20 of 55 Pages


                                   SIGNATURES

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date:    January 19, 1998

                                 /s/ Paul J. Duggan
                                 Paul J. Duggan, an individual


                                 Jackson Boulevard Capital Management, Ltd.

                                     By: /s/ Paul J. Duggan
                                           Paul J. Duggan, President


                                 Jackson Boulevard Equities, L.P.

                                 By: Jackson Boulevard Capital Management, Ltd.,
                                      General Partner

                                      By: /s/ Paul J. Duggan
                                           Paul J. Duggan, President


                                 Jackson Boulevard Investments, L.P.

                                 By: Jackson Boulevard Capital Management, Ltd.,
                                      General Partner

                                      By: /s/ Paul J. Duggan
                                           Paul J. Duggan, President


                                 Jackson Offshore Fund, Ltd.

                                      By: /s/ Paul J. Duggan
                                           Paul J. Duggan


                                 /s/ Vincent Cainkar
                                 Vincent Cainkar, an individual

                                                             Page 21 of 55 Pages



                                 /s/ J. Dennis Huffman
                                 J. Dennis Huffman, an individual